Ex. 99.28(d)(8)(ix)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Boston Partners Global Investors, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Boston Partners Global Investors, Inc. (formerly, Robeco Investment Management, Inc.), a Delaware Corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 15th day of September, 2014, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/Boston Partners Global Long Short Equity Fund, and the JNL Multi-Manager Alternative Fund (for the portion of the Average Daily Net Assets managed by Boston Partners Global Investors, Inc.), effective January 1, 2020.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated January 1, 2020, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of January 1, 2020.

Jackson National Asset Management, LLC		Boston Partners Global Investors, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ William Butterly
Name:	Mark D. Nerud	Name:	William Butterly
Title:	President and CEO	Title:	General Counsel

Schedule B

Dated January 1, 2020

(Compensation)

JNL Multi-Manager Alternative Fund
[Fees Omitted]

JNL/Boston Partners Global Long Short Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $250 million	0.875%
$250 million to $400 million	0.85%
Amounts over $400 million	0.75%

B-1